Filed by MFS Multimarket Income Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

MFS Charter Income Trust

File No.: 811-05822

MFS Government Markets Income Trust

File No.: 811-05078

MFS Intermediate High Income Fund

File No.: 811-05567

MFS Intermediate Income Trust

File No.: 811-05440

Date: April 2, 2026

For Immediate Release Media Contacts: Dan Flaherty, +1 617.954.4256

For Shareholders/Advisors: Brian Mastrullo, +1 617.954.7940

MFS TAXABLE CLOSED-END FUNDS ANNOUNCE ADJOURNMENT OF SPECIAL SHAREHOLDER MEETINGS

BOSTON (April 2, 2026) – MFS Investment Management (“MFS”) announced today an adjournment of the special meeting of shareholders of MFS Charter Income Trust (NYSE: MCR), MFS Intermediate High Income Fund (NYSE: CIF), MFS Government Markets Income Trust (NYSE: MGF), MFS Intermediate Income Trust (NYSE: MIN) (each a “Target Fund” and collectively, the “Target Funds”), and MFS Multimarket Income Trust (NYSE: MMT) (the “Surviving Fund”) held on April 2, 2026 (each a “Meeting” and collectively, the “Meetings”).

Each Meeting is adjourned to April 15, 2026, at 11:00 a.m. Eastern Time.

The Meetings were adjourned to allow for the solicitation of additional shareholder votes relating to (i) a proposal that each Target Fund’s shareholders approve an Agreement and Plan of Reorganization between each Target Fund and the Surviving Fund (each a “Reorganization” and collectively, the “Reorganizations”) and (ii) a proposal that the Surviving Fund’s shareholders appoint of abrdn, Inc. (“Aberdeen”) as the new investment adviser of the Surviving Fund, elect five new trustees of the Surviving Fund, and approve the issuance of additional common shares of the Surviving Fund in connection with the Reorganizations. Each of these proposals is summarized below.

The Reorganizations

On December 10, 2025, the Board of Trustees (the “Board”) of each Target Fund unanimously approved the Reorganizations. Shareholders of each Target Fund as of December 11, 2025, were mailed a prospectus/proxy statement in early February 2026, providing additional information about each Reorganization and the factors considered by each Target Fund’s Board in approving the relevant Target Fund’s Reorganization. Each Target Fund’s Board determined that the Reorganization of that Target

Fund into the Surviving Fund is in the best interests of the Target Fund’s shareholders and recommends shareholders vote in favor of their Target Fund’s Reorganization.

Appointment of Aberdeen as Investment Adviser, the Election of Five New Trustees, and Issuance of Additional Common Shares of the Surviving Fund

On December 10, 2025, the Board of the Surviving Fund unanimously approved (i) a new investment management agreement with Aberdeen, the US Subsidiary of Aberdeen Investments, to serve as the investment adviser to the Surviving Fund following the consummation of the Reorganizations, (ii) the nomination of five new trustees to serve as the Surviving Fund’s board of trustees following the consummation of the Reorganizations, and (iii) the issuance of additional common shares of the Surviving Fund to accommodate the Reorganizations. Shareholders of the Surviving Fund as of December 11, 2025, were mailed a proxy statement in early February 2026, providing additional information and soliciting a vote in favor of each proposal, all of which are recommended by the Surviving Fund’s Board.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as "may," "will," "expect," "anticipate," "estimate," "believe," "continue," or other similar words. Such forward-looking statements are based on the fund's current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the funds undertake no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

About the Funds

The funds are closed-end investment company products advised by MFS Investment Management. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, common shares of the funds are bought and sold in the open market through a stock exchange. Shares may trade at a discount to the net asset value per share. Shares of the funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the funds involve investment risk, including possible loss of principal.

About MFS Investment Management

In 1924, MFS launched the first US open-end mutual fund, opening the door to the markets for millions of everyday investors. Today, as a full-service global investment manager serving financial advisors, intermediaries and institutional clients, MFS still serves a single purpose: to create long term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of February 28, 2026, MFS had approximately US$669.8 billion in assets under management.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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